04003472

BB 3/11

CM 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 WASH. D.C. 150 SECTION PROCESSING

SEC FILE NUMBER
8- 65305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NCF Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Corcoran Street; MO 2-2
(No. and Street)

Durham (City) NC (State) 27702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Haddad, Chief Compliance Officer (919)-683-6956
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 Memphis, Tennessee 38103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DP 3-30

NCF FINANCIAL SERVICES, INC.
OATH OR AFFIRMATION

I, Kevin Haddad, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of NCF Financial Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Kevin Haddad
Chief Compliance Officer

Notary Public
expires 8-15-04

This report ** contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
x	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17(a)-5(e)(3).*

KPMG

NCF FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of National Bank of Commerce)

Financial Statements and Schedules

December 31, 2003

(With Independent Auditors' Report Thereon)

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Table of Contents

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors
NCF Financial Services, Inc.:

We have audited the accompanying statement of financial condition of NCF Financial Services, Inc. (the Company), a wholly owned subsidiary of National Bank of Commerce, as of December 31, 2003, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NCF Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
February 25, 2004

NCF FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of National Bank of Commerce)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	10,867,418
Security owned, at fair value (note 2)		122,700
Interest receivable		1,983
Receivable from clearing agent		366,194
Furniture, fixtures, and equipment, net (note 3)		88,912
Deferred tax asset		53,885
Other assets		69,337
Total assets	$	11,570,429

Liabilities and Stockholder's Equity

Liabilities:		
Accrued compensation	$	547,768
Accounts payable and accrued expenses		297,350
Due to affiliates (note 5)		3,798,304
Other liabilities		71,511
Total liabilities		4,714,933
Stockholder's equity:		
Common stock, $10 par value; authorized 100 shares; issued and outstanding 100 shares		1,000
Additional paid-in capital		1,124,000
Retained earnings		5,729,700
Accumulated comprehensive income		796
Total stockholder's equity		6,855,496
Commitments and contingencies (note 6)		
Total liabilities and stockholder's equity	$	11,570,429

See accompanying notes to financial statements.

NCF FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of National Bank of Commerce)

Statement of Operations

Year ended December 31, 2003

Revenues:		
Commissions and trading gains	$	21,926,041
Interest income		30,883
Investment advisory fees		127,480
Other		1,020,206
Total revenues		23,104,610
Expenses:		
Employee compensation and benefits		12,068,107
Communications and data processing		652,528
Occupancy and equipment		71,565
Brokerage and clearing costs		771,638
Other selling, general, and administrative expenses		846,080
Total expenses		14,409,918
Income before income taxes		8,694,692
Income tax expense (note 5)		3,446,000
Net income	$	5,248,692

See accompanying notes to financial statements.

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

	Common stock		Additional paid-in capital	Retained earnings	Accumulated comprehensive income	Total stockholder's equity
	Shares	**Amount**				
Balance at December 31, 2002	100	$ 1,000	1,124,000	481,008	2,423	1,608,431
Net income				5,248,692		5,248,692
Change in net unrealized gain on available-for-sale securities, net of tax benefit of $876					(1,627)	(1,627)
						—
Comprehensive income						5,247,065
Balance at December 31, 2003	100	$ 1,000	1,124,000	5,729,700	796	6,855,496

See accompanying notes to financial statements.

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	5,248,692
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		18,925
Deferred taxes		(53,885)
Changes in assets and libilities:		
Receivable from clearing organization		(166,194)
Due from affiliate		479,200
Other assets		(4,374)
Accrued commissions		125,000
Accounts payable and accrued expenses		297,350
Due to affiliate		3,482,545
Other liabilities		71,511
Net cash provided by operating activities		9,498,770
Cash flows from investing activities:		
Purchases of furtniture, fixtures, and equipment		(107,837)
Net increase in cash and cash equivalents		9,390,933
Cash and cash equivalents beginning of period		1,476,485
Cash and cash equivalents end of period	$	10,867,418

See accompanying notes to financial statements.

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Notes to Financial Statements

December 31, 2003

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

NCF Financial Services, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. The Company is a retail broker and has branch offices in Arkansas, North Carolina, South Carolina, Georgia, Tennessee, West Virginia and Virginia. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of National Bank of Commerce (NBC).

(b) Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission (SEC), the Company is required to maintain a minimum net capital of $314,330 at December 31, 2003, as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. At December 31, 2003 the Company had net capital of $985,010, after all required deductions and a ratio of aggregate indebtedness to net capital of 4.79 to 1 at December 31, 2003.

(c) Clearing Arrangement

All customer accounts are carried with National Financial Corporation, a member of the New York Stock Exchange. The Company's commissions are collected by National Financial Corporation as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

(d) Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

(e) Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

(f) Security Transactions

Securities transactions and related commissions and trading gains or losses are recorded on a settlement date basis, which does not differ materially from trade date basis.

(g) Securities

The Company's security consists of a United States Treasury Note which is classified as available for sale and carried at estimated fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in accumulated comprehensive income.

(h) Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that National Financial requires the Company to maintain on deposit with a minimum of $50,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account. At December 31, 2003, the balance in this special deposit account amounted to $50,000.

(i) Property and Equipment

Property and equipment are recorded at amortized cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to ten years.

(j) Income Taxes

The Company is included in the consolidated federal and state income tax returns of National Commerce Financial Corporation. Federal income tax benefits or liabilities are computed by the Company on a separate return basis and are recoverable from, or payable to, National Commerce Financial Corporation. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amounts used for income tax purposes.

(k) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors, since no such liabilities existed at December 31, 2003, or at any time during the year then ended.

(l) Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(2) Security Owned

The security owned is carried at estimated fair value of $122,700 with an amortized cost of $121,384 and gross unrealized gains of $1,316.

(Continued)

(3) Property and Equipment

Property and equipment and the related accumulated depreciation and amortization consists of the following at December 31, 2003:

Office furniture and equipment	$	106,404
Leasehold improvements		1,998
		108,402
Less accumulated depreciation and amortization		(19,490)
	$	88,912

(4) Related Party Transactions

The Company had transactions with affiliates during the year ended December 31, 2003, recognizing management fee income of approximately $66,000 from NBC Insurance, management fee expense of $92,493, and rent expense of $13,219.

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2003 consists of the following:

		Current	Deferred	Total
Federal	$	2,888,268	(44,468)	2,843,800
State		611,617	(9,417)	602,200
	$	3,499,885	(53,885)	3,446,000

Income tax expense for the year ended December 31, 2003 differed from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

Computed "expected" tax expense	$	3,043,142
Increase in income taxes resulting from:		
State income taxes, net of federal income tax expense		391,430
Other, net		11,428
	$	3,446,000

The tax effect of the temporary difference that gives rise to the deferred tax asset of $53,885 at December 31, 2003 relates primarily to start-up costs. Based upon the levels of historical taxable income and projections for future taxable income over the periods which the deferred tax asset is deductible, management believes it is more likely than not the Company will realize the benefits of this deductible difference existing at December 31, 2003.

(Continued)

At December 31, 2003, the Company had payables to NBC of approximately $3,800,000 for income taxes, which are included in due to affiliates in the statement of financial condition.

(6) Commitments and Contingencies

In the normal course of business, the Company is subject to claims and litigation. Management of the Company believes that such matters will not have a material adverse effect on the Company's results of operations, liquidity, or financial condition.

(7) Employee Benefits

The Company participates in a defined benefit noncontributory pension plan of National Commerce Financial Corporation (NCFC) generally covering all full-time employees who have served continuously for one year. The Company was allocated a pension expense of $71,511 by the parent in 2003. Plan net assets and accumulated plan benefit information relative to the Company's portion of the plan are not available.

During 2003, the Company was not allocated any expenses by NCFC for postretirement benefits. Accumulated postretirement benefit obligation information relative to the Company is not available.

The Company's employees participate in various other benefit plans offered to employees and retirees of NCFC. Included in expenses are the Company's pro rata charges for such participation.

Schedule 1

NCF FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of National Bank of Commerce)

Computation of Net Capital Under Rule 15 (c) 3-1 (a) (1)
Under the Securities Exchange Act of 1934

December 31, 2003

Total stockholder's equity	$	6,855,496
Deductions:		
Total nonallowable assets		214,117
Other		5,583,337
Net capital before haircuts on securities positions		1,058,042
Haircuts on securities positions:		
U.S. Treasury note		4,908
Money Market Fund		68,124
Net capital	$	985,010

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$	4,714,933
Net capital requirement	$	314,330
Excess net capital	$	670,680
Aggregate indebtedness to net capital		4.79 to 1

See accompanying independent auditors' report.

NCF FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of National Bank of Commerce)

Reconciliation of Net Capital Computation

December 31, 2003

Net capital as reported on – unaudited FOCUS report at December 31, 2003	$	1,038,895
Audit adjustments to decrease net capital – adjust deferred tax assets		(53,885)
Net capital – audited	$	985,010

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report on Internal Accounting Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
NCF Financial Services, Inc.:

In planning and performing our audit of the financial statements of NCF Financial Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

KPMG LLP

Memphis, Tennessee
February 25, 2004